SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 8)*

Kodiak Sciences Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

50015M109

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

January 27, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on the following pages)

(Page 1 of 10 Pages)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 50015M109	Page 2 of 9 Pages
1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,566,068 (1)
8.	SHARED VOTING POWER: 0
9.	SOLE DISPOSITIVE POWER: 15,566,068 (1)
10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,566,068 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) Includes 35,988 shares of common stock (“Common Stock”) of Kodiak Sciences Inc. (the “Issuer”) underlying 35,988 non-qualified options exercisable for Common Stock (“Stock Options”).

(2) Based on 51,717,286 shares of Common Stock outstanding as of October 29, 2021 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 9, 2021.

CUSIP No. 50015M109	Page 3 of 9 Pages
1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,566,068 (1)
8.	SHARED VOTING POWER: 0
9.	SOLE DISPOSITIVE POWER: 15,566,068 (1)
10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,566,068 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 35,988 shares of Common Stock underlying 35,988 Stock Options.

(2) Based on 51,717,286 shares of Common Stock outstanding as of October 29, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2021.

CUSIP No. 50015M109	Page 4 of 9 Pages
1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,566,068 (1)
8.	SHARED VOTING POWER: 0
9.	SOLE DISPOSITIVE POWER: 15,566,068 (1)
10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,566,068 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 35,988 shares of Common Stock underlying 35,988 Stock Options.

(2) Based on 51,717,286 shares of Common Stock outstanding as of October 29, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2021.

CUSIP No. 50015M109	Page 5 of 9 Pages
1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 15,566,068 (1)
8.	SHARED VOTING POWER: 0
9.	SOLE DISPOSITIVE POWER: 15,566,068 (1)
10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,566,068 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 35,988 shares of Common Stock underlying 35,988 Stock Options.

(2) Based on 51,717,286 shares of Common Stock outstanding as of October 29, 2021 as reported in the Issuer’s Form 10-Q filed with the SEC on November 9, 2021.

Amendment No. 8 to Schedule 13D

This Amendment No. 8 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosures in Item 5 are incorporated herein, by reference.

ITEM 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 8 is being filed to report the acquisition of common stock (“Common Stock”) of Kodiak Sciences Inc. (the “Issuer”) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercising some or all of the Stock Options (defined in Item 5), or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 8 are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock of the Issuer, directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons:

Holder	Common Stock
667, L.P.	1,165,568
Baker Brothers Life Sciences, L.P.	14,364,512
Total	15,530,080

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Felix J. Baker, a managing member of the Adviser GP, currently serves on the Board of the Issuer. He is Chair of the Compensation Committee and serves on the Nominating/Governance Committee. Felix J. Baker, as compensation for his service on the Board, receives non-qualified stock options to purchase shares of Common Stock of the Issuer (“Stock Options”). Felix J. Baker holds: 24,747 vested Stock Options that have an exercise price of $10.13 per share expiring June 2, 2029; 4,135 vested Stock Options that have an exercise price of $62.50 per share expiring June 7, 2030; 7,106 vested Stock Options that have an exercise price of $54.12 per share expiring June 29, 2030; and 7,368 Stock Options which were granted on June 30, 2021, that have an exercise price of $93.00 per share expiring June 29, 2031 and which will vest on the earlier of June 30, 2022 or one day prior to the next annual meeting of the Issuer’s stockholders. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Adviser has voting and investment power over the Stock Options, Common Stock, Common Stock underlying such Stock Options, and Common Stock received from the exercise of Stock Options by Felix J. Baker received as directors’ compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock, Common Stock received from the exercise of Stock Options and Common Stock underlying such Stock Options held by Felix J. Baker received as director’s compensation.

(c) The following transactions in the Issuer’s Common Stock were effected by the Funds during the sixty days preceding the filing of this statement using their working capital. All purchase transactions were effected in the open market directly with a broker-dealer. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share	Footnote
Baker Brothers Life Sciences, L.P.	1/21/2022	102,207	Purchase	56.5742	1
Baker Brothers Life Sciences, L.P.	1/21/2022	31,207	Purchase	57.5285	2
Baker Brothers Life Sciences, L.P.	1/24/2022	19,750	Purchase	56.3873	3
Baker Brothers Life Sciences, L.P.	1/24/2022	1,200	Purchase	56.5950
Baker Brothers Life Sciences, L.P.	1/24/2022	116,083	Purchase	56.8650	4
Baker Brothers Life Sciences, L.P.	1/24/2022	25,900	Purchase	57.5876	5
Baker Brothers Life Sciences, L.P.	1/24/2022	132,367	Purchase	58.1258	6
Baker Brothers Life Sciences, L.P.	1/24/2022	9,350	Purchase	58.7559	7
Baker Brothers Life Sciences, L.P.	1/24/2022	57,547	Purchase	58.8709	8
Baker Brothers Life Sciences, L.P.	1/25/2022	5,500	Purchase	58.8971	9
Baker Brothers Life Sciences, L.P.	1/27/2022	86,479	Purchase	52.0415	10
Baker Brothers Life Sciences, L.P.	1/27/2022	117,291	Purchase	51.5881	11
667, L.P.	1/27/2022	4,465	Purchase	51.6713	12
Baker Brothers Life Sciences, L.P.	1/27/2022	54,024	Purchase	51.6713	12
667, L.P.	1/28/2022	1,851	Purchase	49.7011	13
Baker Brothers Life Sciences, L.P.	1/28/2022	22,395	Purchase	49.7011	13
667, L.P.	1/28/2022	1,414	Purchase	50.5555	14
Baker Brothers Life Sciences, L.P.	1/28/2022	17,119	Purchase	50.5555	14
667, L.P.	1/28/2022	953	Purchase	51.6136	15
Baker Brothers Life Sciences, L.P.	1/28/2022	11,526	Purchase	51.6136	15
667, L.P.	1/31/2022	2,307	Purchase	57.2205	16
Baker Brothers Life Sciences, L.P.	1/31/2022	27,841	Purchase	57.2205	16

1) The reported price is a weighted average price. These shares were traded in multiple transactions at a prices ranging from $56.46 to $56.80. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $56.80 to $57.80. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $56.17 to $56.59. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $56.59 to $57.59. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $56.90 to $57.89. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $57.59 to $58.59. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $58.71 to $59.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $58.59 to $59.59. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $58.54 to $59.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $51.74 to $52.74. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $51.18 to $51.74. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(12) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $51.48 to $51.83. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(13) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $49.47 to $49.85. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(14) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $50.06 to $50.99. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(15) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $51.19 to $52.00. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(16) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $57.11 to $57.47. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2022

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker